Mandatory publication pursuant to Sections 27 (3) Clause 1, 14 (3) Clause 1 of the German Securities Acquisition and Takeover Act (WpÜG)

First update by the Management Board

of the Joint Statement

of the Management Supervisory boards dated 29 April 2019

of

Biofrontera AG

headquartered in Leverkusen, Germany,

pursuant to Section 27 of the German Securities Acquisition and Takeover Act (WpÜG)

concerning the voluntary public tender offer in the form of a partial offer

(Cash Offer)

of

Maruho Deutschland GmbH

headquartered in Düsseldorf, Germany,

to the shareholders of

Biofrontera AG

relating to the purchase of a total of up to 4,322,530 ordinary registered shares of Biofrontera AG against payment of a consideration per share in cash of EUR 6.60

Shares of Biofrontera AG:

International Securities Identification Number (ISIN): DE0006046113

German Securities Identification Number (WKN): 604611

ISIN of the shares of Biofrontera AG with dividend entitlement from 1 January 2019: DE000A2TR9S4

WKN of the shares of Biofrontera AG with dividend entitlement from 1 January 2019: A2TR9S

ISIN of Biofrontera Shares Tendered For Sale: DE000A2TSHY1

WKN of Biofrontera Shares Tendered For Sale: A2TSHY

Contents

1	Introduction	3

2	Joint opinion of the Management and Supervisory boards	4

3	Reason for this First Update by the Management Board	4

4	Updating the information on the intention of the members of the Management Board to accept the Offer	5

5	Publication of this First Update	5

6	Conflicts of interest / Voting behavior of the Management Board members in the context of the approval of this First Update / Abstentions	6

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1	Introduction

On 1 April 2019, pursuant to Section 10 (1) Clause 1 of the German Securities Acquisition and Takeover Act (“WpÜG”), Maruho Deutschland GmbH, with company domicile in Düsseldorf, Germany, entered in the Commercial Register of the District Court of Frankfurt am Main under Commercial Register Sheet No. 69727 (“Bidder”), announced its decision to issue a voluntary public tender offer in the form of a partial offer for up to 4,322,530 shares of Biofrontera AG, entered in the Commercial Register District Court of Cologne under Commercial Register Sheet No. 49717, (“Target Company” or “Biofrontera AG”), whereby Biofrontera AG with its subsidiaries is also referred to as the “Biofrontera Group”. The shares of Biofrontera AG are registered shares and have a notional interest in the share capital of EUR 1.00 each (individual share certificates). On 15 April 2019, pursuant to Section 14 (2) and (3) WpÜG, the Bidder published the offer document in the meaning of Section 11 WpÜG (“Offer Document”) for the Bidder’s offer (“Offer”) to the shareholders of Biofrontera AG (each individually “Biofrontera shareholder” and jointly “Biofrontera shareholders”) concerning the acquisition of a total of up to 4,322,530 ordinary registered shares of Biofrontera AG with the ISIN DE0006046113 (hereinafter referred to individually as the “Biofrontera share” and together as the “Biofrontera shares”) against payment of a cash consideration of per share

EUR 6.60

per Biofrontera share
(“Offer Price”)

It is recommended that the Offer Document be read in full.

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2	Joint opinion of the Management and Supervisory boards

Pursuant to Section 27 (1) Clause 1 WpÜG, the Target Company’s Management and Supervisory boards are required to issue a substantiated opinion relating to an acquisition offer in the meaning of the WpÜG and relating to any modification of the acquisition offer. In their opinion, the Management and Supervisory boards are required pursuant to Section 27 (1) Clause 2 WpÜG to especially address

–	the type and level of consideration offered,

–	the prospective consequences of the successful Offer for the Target Company, the Target Company’s employees, the employment conditions and the locations of the Target Company,

–	the objectives pursued by the Bidder with the Offer, and

–	the intention of the members of the Management and Supervisory boards, to the extent that they are holders of securities in the Target Company, to accept the Offer.

On 29 April 2019, the Management and Supervisory boards of Biofrontera AG published a joint opinion pursuant to Section 27 WpÜG (“Opinion”). The opinion was published on the Internet on the Biofrontera AG website at http://www.biofrontera.com under the heading “Investors” under “Acquisition Offer of Maruho Deutschland GmbH”: https://www.biofrontera.com/de/Erwerbsangebot-Maruho.html. Copies of the Opinion are available free of charge from Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany (order by fax to +49(0)214-87632-90 or by email to ir@biofrontera.com).

The definitions used in the opinion also apply to this First Update.

3	Reason for this First Update by the Management Board

If, after publication of the opinion, a board member changes his or her intention to accept the Offer, an update of the opinion shall be published. The opinion states that the Management Board members Thomas Schaffer and Christoph Dünwald do not intend to accept the Offer.

On 15 May 2019, an Extraordinary General Meeting of Biofrontera AG within the meaning of Section 16 (3) WpÜG was held. The only item on the agenda of this General Meeting of Shareholders was a discussion of the Offer.

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Management Board members Thomas Schaffer and Christoph Dünwald now intend to partially accept the Bidder’s Offer.

For this reason, the Opinion is to be updated, which forms the purpose of this First Update (“First Update”). The update is performed solely by the Management Board, as only the intention of members of the Management Board to accept the Offer has changed, but not the intention of members of the Supervisory Board announced in the opinion.

4	Updating the information on the intention of the members of the Management Board to accept the Offer

The Chairman of the Management Board (CEO), Prof. Dr. Hermann Lübbert, holds a total of 744,678 Biofrontera shares. Management Board member Mr. Thomas Schaffer holds a total of 56,259 Biofrontera shares and 1,500 Biofrontera ADSs. Management Board member Mr. Christoph Dünwald holds a total of 135,000 Biofrontera shares.

Management Board member Mr. Thomas Schaffer now intends to accept the Offer for 15,000 Biofrontera shares, corresponding to approximately 25.31% of the Biofrontera shares held by him or represented as held by him in the case of Biofrontera ADSs.

Management Board member Mr. Christoph Dünwald now intends to accept the Offer for 15,000, corresponding to approximately 11.11%, of the Biofrontera shares held by him.

The Chairman of the Management Board, Prof. Dr. Hermann Lübbert, intends as previously to accept the Offer for 200,000 of the Biofrontera shares held by him, corresponding to approximately 26.86%.

5	Publication of this First Update

This First Update has been published on the Internet on the website of Biofrontera AG at

http://www.biofrontera.com

under the heading “Investors” under “Purchase Offer of Maruho Deutschland GmbH”: https://www.biofrontera.com/de/Erwerbsangebot-Maruho.html

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Copies of this First Update are available free of charge from Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen, Germany (order by fax to +49(0)214-87632-90 or by email to ir@biofrontera.com). It is also announced in the German Federal Gazette (Bundesanzeiger) under www.bundesanzeiger.de that this First Update is available at the aforementioned address, and that the publication on the Internet of the Opinion has been realized on the aforementioned website.

This First Update is published in German. Furthermore, in the USA, because of the stock market listing there of American Depositary Shares , each of which securitizes two ordinary shares of Biofrontera AG (ISIN: US09075G1058) (Biofrontera “ADS”), a publication of the First Update shall occur there in accordance with the relevant provisions and instructions of the United States Securities and Exchange Commission (“SEC”).

6	Conflicts of interest / Voting behavior of the Management Board members in the context of the approval of this First Update / Abstentions

The members of the Management Board hereby declare that they have acted solely in the interests of the Target Company when issuing this First Update. The Management Board approved this First Update unanimously and without abstention.

Leverkusen, 17 May 2019

Biofrontera AG

The Management Board

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